UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Carnival Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

143658300
(CUSIP Number)

March 26, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 143658300

1	NAME OF REPORTING PERSON The Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,508,895
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 43,508,895
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,508,895
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 527,817,680 shares of common stock of Carnival Corporation (the “Issuer”) outstanding as of March 25, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 3, 2020. The number of outstanding shares used to calculate this percentage does not include shares of common stock to be issued in the Issuer’s underwritten public offering scheduled to close on or about April 6, 2020.

CUSIP No.: 143658300

ITEM 1(a).	NAME OF ISSUER:

Carnival Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3655 N.W. 87th Avenue Miami, Florida 33178-2428

ITEM 2(a).	NAME OF PERSON FILING:

The Public Investment Fund

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The Public Investment Fund P.O. Box 6847 Riyadh 11452 Kingdom of Saudi Arabia

ITEM 2(c).	CITIZENSHIP:

The Public Investment Fund – Kingdom of Saudi Arabia

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

143658300

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
The Public Investment Fund – 43,508,895

	(b)	Percent of class:
The Public Investment Fund – 8.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
The Public Investment Fund – 43,508,895
(ii) Shared power to vote or to direct the vote:
The Public Investment Fund – 0
(iii) Sole power to dispose or to direct the disposition of:
The Public Investment Fund – 43,508,895
(iv) Shared power to dispose or to direct the disposition of:
The Public Investment Fund – 0
The Public Investment Fund is the sovereign wealth fund of the Kingdom of Saudi Arabia.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2020

THE PUBLIC INVESTMENT FUND

By:	/s/ H.E. Yasir Al-Rumayyan
Name:	H.E. Yasir Al-Rumayyan
Title:	Governor